UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On June 25, 2020, ReTo Eco-Solutions, Inc. (the “Company”) issued a press release announcing it received a notification letter from Nasdaq Listing Qualifications advising the Company that as a result of the closing bid price of the Company’s common shares having been at $1.00 per share or greater for at least ten consecutive business days, from  June 10, 2020 to June 23, 2020, the Company has regained compliance with Nasdaq’s minimum bid requirements, Listing Rule 5550(a)(2). A copy of the press release is attached hereto as Exhibit 99.1

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated June 25, 2020

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: June 25, 2020

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